LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2028	vcangelosi@luselaw.com

June 12, 2015

VIA EDGAR

Ms. Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Poage Bankshares, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on June 5, 2015

File Number 001-35295

Dear Ms. Duru:

On behalf of Poage Bankshares, Inc. (the “Company”) and the other participants named in the above referenced filing (collectively, the “Participants”), set forth below are the Participants’ responses to the comments set forth in the staff’s letter dated June 10, 2015 with respect to the above-referenced filing. On this date, the Participants have filed an amendment to the above-referenced filing.

Preliminary Proxy Statement

General

1. Please fill in all blanks and provide updated information as of the most reasonable practicable date.

All blanks have been completed, other than those based on the mailing date. Where applicable, all information has been updated to the most reasonable practicable date.

LUSE GORMAN, PC

Ms. Mellissa Campbell Duru

June 12, 2015

Solicitation of proxies ..., page 2

2. You indicate that you will solicit proxies by mail, personally, by phone, by press release, by facsimile or "by other electronic means". Please clarify the other electronic means to which you refer. Please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

The disclosure on page 2 has been revised in response to this comment. Additionally, the Participants hereby confirm their understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

3. Further to our comment above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

The Participants do not plan to solicit proxies via Internet chat rooms.

Method of Counting Votes, page 5

4. Please clarify that brokers will not have discretionary authority with respect to votes on any of the proposals due to the contested nature of the solicitation. Please supplement your disclosure to disclose that unless shareholders provide specific instructions to their brokers on how to vote their shares, uninstructed broker votes will be treated as broker non-votes.

Disclosure has been added to page 5 in response to this comment.

Proposal 1 – Election of Directors, page 7

5. You disclose that you may nominate substitute nominees if any of the proposed nominees are unable to serve. Please confirm that should you nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

The Participants hereby confirm that should they nominate substitute nominees before the meeting, the Participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

LUSE GORMAN, PC

Ms. Mellissa Campbell Duru

June 12, 2015

In addition, each Participant hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you have any questions.

Very truly yours,

/s/ Victor L. Cangelosi
Victor L. Cangelosi

cc:	Ralph E. Coffman, Jr.